15046286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Global Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Guerin 312-525-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Guerin , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Global Asset Management (US) Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Linda Kloempken
Notary Public State of Illinois
My Commission Expires 02/11/2018

Signature

Assistant Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Global Asset Management (US) Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Chicago, Illinois
February 26, 2015

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2014

Assets		
Cash and cash equivalents	$	29,124
Receivable from affiliates		2,808
Receivable from third parties		935
Deferred distribution costs		97
Prepaid expenses		311
Total assets	$	33,275
Liabilities and stockholder's equity		
Income tax payable to Parent	$	1,291
Payable to affiliates		2,337
Accrued liabilities and accounts payable		1,327
Total liabilities		4,955
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		17,563
Retained earnings		10,756
Total stockholder's equity		28,320
Total liabilities and stockholder's equity	$	33,275

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2014

Revenues	
Distribution fees from affiliates	$ 37,904
Distribution fees from third parties	293
Commissions	83
Interest income	4
Total revenues	38,284
Expenses	
Distribution costs to affiliates	12,146
Distribution costs to third parties	4,001
Allocated costs from affiliates	9,069
Professional fees	573
Amortization of deferred distribution costs	245
Other expenses	487
Total expenses	26,521
Income before income tax expense	11,763
Income tax expense	1,071
Net income	$ 10,692

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2013	$ 1	$ 17,563	$ 5,364	$ 22,928
Net income	–	–	10,692	10,692
Dividend paid to Parent	–	–	(5,300)	(5,300)
Balance at December 31, 2014	$ 1	$ 17,563	$ 10,756	$ 28,320

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2014

Operating activities		
Net income	$	10,692
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items included in net income:		
Deferred tax assets		2,205
Amortization of deferred distribution costs		245
Changes in assets and liabilities:		
Receivable from affiliates		(144)
Receivable from third parties		(100)
Deferred distribution costs paid		(199)
Prepaid expenses		(30)
Income tax payable to Parent, net		(7,350)
Payable to affiliates		(83)
Accrued liabilities and accounts payable		(7)
Net cash provided by operating activities		5,229
Financing activities		
Dividend paid to Parent		(5,300)
Cash used in financing activities		(5,300)
Decrease in cash and cash equivalents		71
Cash and cash equivalents, beginning of year		29,195
Cash and cash equivalents, end of year	$	29,124

No income tax payments were made by the Company in 2014; these items were charged through intercompany accounts. Income tax payments charged through the intercompany accounts in 2014 were $6,216.

See notes to financial statements.

1. Organization and Nature of the Business

UBS Global Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. At December 31, 2014, cash equivalents include U.S. Treasury Bills with a face value of $23,046 maturing in January 2015. The U.S. Treasury Bills approximate fair value, which is considered Level 1 fair value measurement under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement.*

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period in which the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2014.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided on a separate return basis.

In accordance with the provisions of FASB ASC 740, *Income Taxes,* deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

3. Related-Party Transactions

Under a service level agreement, UBS Global Asset Management (Americas) Inc. (Global AM Americas) compensates the Company for the distribution of certain investment products for which Global AM Americas is the registered investment adviser. These amounts are recorded as distribution fees from affiliates on the statement of operations, and totaled $36,725 in 2014. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company, and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $1,068 in accordance with the agreement during 2014, which is recorded in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS Securities LLC (UBS Sec LLC) for introductions to such investors. In 2014, the Company shared $109, which is recorded in distribution costs to affiliates on the statement of operations.

Under a marketing and sales support services agreement with UBS Agrivest LLC (UBS Agrivest), the Company provides certain marketing and sales support services to UBS Agrivest on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Agrivest. The Company earned $110 in accordance with the agreement during 2014, which is recorded in distribution fees from affiliates on the statement of operations.

(In Thousands of Dollars)

3. Related-Party Transactions (continued)

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,754 in distribution support service costs during 2014, which is recorded in distribution costs to affiliates on the statement of operations.

The Company has also entered into Selected Dealer agreements with UBS FSI and UBS Sec LLC related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. In 2014, fees related to these agreements totaled $6,973 and $288, respectively. These fees are included in distribution costs to affiliates on the statement of operations.

Under a Portal Referral Fee Agreement with UBS Sec LLC, the Company pays a referral fee when prospective shareholders invest in proprietary funds. The amount paid in 2014 of $22 is included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by Global AM Americas that relates to the distribution activities conducted by the Company. Employees of Global AM Americas associated with distribution activities and officers of Global AM Americas have dual-employee status with both the Company and Global AM Americas. All compensation and benefit costs associated with the dual-employees are borne by Global AM Americas and allocated to the Company based on a service-level agreement. These amounts are classified as allocated costs from affiliate on the statement of operations and totaled $9,069 in 2014.

(In Thousands of Dollars)

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2014, the Company's net capital, as defined, was $21,592, which exceeded the minimum net capital required by $21,342. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2014, there are no deferred tax assets or deferred tax liabilities.

The components of the income tax expense / (benefit) for the year ended December 31, 2014 were as follows:

Current:	
Federal	$ 3,788
State and local	(4,922)
Total current	(1,134)
Deferred:	
Federal	1,970
State and local	235
Total deferred	2,205
Total provision for income taxes	$ 1,071

The effective tax rate for the company differs from the statutory federal rate primarily due to state and local taxes and the release of uncertain tax positions including interest.

5. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2014	$	1,950
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(1,950)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period		–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period		–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities		–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		–
Total amounts of unrecognized tax benefits as of December 31, 2014	$	–
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax	$	–
The total amounts of interest and penalties recognized in income tax expense in the statement of operations	$	(3,915)
The total amounts of interest and penalties recognized in income tax payable to Parent in the statement of financial condition	$	–

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

(In Thousands of Dollars)

5. Income Taxes (continued)

The Company is included in the consolidated federal income tax returns and certain combined state and local returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2014, the consolidated group, of which the Company is a member, remains under examination by the Internal Revenue Service (IRS) for tax years 2005 through 2011 and is open to examination for the tax years 2012 and 2013. There are various state and local jurisdictions currently under audit for tax years 2002 through 2011 and 2012 through 2013 are open for examination.

Although the Company remains under examination by the IRS for tax years 2005 through 2008, the Company considers the IRS examination to be effectively settled as of March 31, 2012.

In the next twelve months the Company believes that there will be no changes to unrecognized tax benefits.

6. Contingencies

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplementary Information

UBS Global Asset Management (US) Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
(In Thousands)

December 31, 2014

Members' capital	$	28,320
Less non-allowable assets (see schedule on following page)		6,728
Net capital		21,592
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital	$	21,342

There are no material differences between the amounts presented above and the amounts presented in Company's December 31, 2014, unaudited FOCUS Part IIA filing.

UBS Global Asset Management (US) Inc.

Schedule II

Detail of Non-Allowable Assets
(In Thousands)

December 31, 2014

Non-allowable assets:		
Receivable from affiliates	$	2,808
Excess cash at affiliate		2,577
Receivable from third parties		935
Deferred distribution costs		97
Prepaid expenses		311
Total non-allowable assets	$	6,728

UBS Global Asset Management (US) Inc.

Schedule III

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2014

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have reviewed management's statements, included in the accompanying exemption report in which (1) UBS Global Asset Management (US) Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2015

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Global Asset Management (US) Inc.

Exemption Report

December 31, 2014

UBS Global Asset Management (US) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from June 1, 2014 through December 31, 2014 except as described below:

a. Accidental receipt $50,000.00 – received 7/25/14, returned 8/1/14
b. Accidental receipt $12,492.17 received 9/23/14, returned 9/26/14
c. Accidental receipt $25,000.00 - received 10/22/14, returned 10/24/14

UBS Global Asset Management (US) Inc.

I, Kimberly Guerin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly A. Guerin
Title: Assistant Treasurer
February 27, 2015

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of UBS Global Asset Management (US) Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of UBS Global Asset Management (US) Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating UBS Global Asset Management (US) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. UBS Global Asset Management (US) Inc.'s management is responsible for UBS Global Asset Management (US) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no findings;

2. Compared the amounts reported on SEC Form X-17A-5 (FOCUS) reports for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no findings;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no findings;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********415********************ALL FOR AADC 100
021901 FINRA DEC
UBS GLOBAL ASSET MANAGEMENT
ATTN THOMAS CREAVIN
1285 AVENUE OF THE AMERICAS 12TH FL
NEW YORK NY 10019-6031

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,947

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,153)

____
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,794

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,794

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,794

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Global Asset Management (US) Inc.
(Name of Corporation, Partnership or other organization)

Kimberly S. Guerin
(Authorized Signature)

Dated the 26th day of February, 20 15.

Executive Director / Assistant Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,283,777
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	37,105,128
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	37,105,128
2d. SIPC Net Operating Revenues	$ 1,178,649
2e. General Assessment @ .0025	$ 2,947
	(to page 1, line 2.A.)